November 8, 2016

Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Sonia Bednarowski

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Markham Woods Press Publishing Co., Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 13, 2016

File No. 333-206079

Dear Mr. Dobbie,

Below are the Company’s responses to your comment letter dated November 7, 2016:

General

1. Please update your disclosure on page 1. In this regard, we note your disclosure regarding your auditor’s going concern opinion in its report on your audited financial statement for the fiscal year ended December 31, 2014.

Revised to disclose fiscal year ended December 31, 2015.

Description of Our Business, page 17

2. We note your response to our prior comment 1 that you have not yet determined the amount you intend to charge for subscriptions or the types of subscriptions you intend to offer. Please include this disclosure in your prospectus.

Disclosure added in Description of Business.

Executive Compensation, page 21

3. We note your disclosure on page F-8 that on July 7, 2015, you issued 30,000,000 shares of common stock to your sole officers and director for services rendered. Please revise your executive compensation section accordingly.

Added to the compensation section.

Certain Relationships and Related Transactions, page 21

4. Please revise the second paragraph of this section to identify the related parties. In addition, please disclose the amount of each note and the number of shares of common stock that each note represents pursuant to the conversion formula disclosed on page 21.

In response to the above, the three convertible debts were separated into individual paragraphs and the number of issuable common shares were added to the end of the paragraphs. See below for the edits to the second paragraph and the additional paragraphs.

On December 31, 2013, the Company entered into a demand convertible promissory note with DLJ Family Limited Partnership, a related party, for a principal balance of $68,680, which bears interest at 12% per annum and is due on demand. The note may be converted into common stock at the lesser of (i) $.003 per share, or (ii) at a 75% discount to the previous day’s closing bid price immediately prior to the delivery of the conversion notice (the conversion price). On January 1, 2014, the promissory note was amended to include accrued interest in the principal balance of the note. Pursuant to the amendment, the Company will reclassify all accrued interest into principal at the end of each period. During the six months ended June 30, 2016, the Company made payments of $639 (2015 – $639), accrued $5,118 (2015 - $4,581) of interest and reclassified $5,118 (2015 - $4,581) of interest into principal. As at June 30, 2016, the Company owes $89,557 (December 31, 2015 - $85,078) in principal. As at June 30, 2016, if the $89,557 balance of the note were converted at the current conversion price, the Company would be required to issue 29,852,333 potentially dilutive shares.

On December 31, 2013, the Company entered into a demand convertible promissory note with Roy Meadows, a related party, for a principal balance of $140,371, which bears interest at 12% per annum and is due on demand. The note may be converted into common stock at the lesser of (i) $0.003 per share, or (ii) at a 75% discount to the previous day’s closing bid price immediately prior to the delivery of the conversion notice (the conversion price). On January 1, 2014, the promissory note was amended to include accrued interest in the principal balance of the note. Pursuant to the amendment, the Company will reclassify all accrued interest into principal at the end of each period. During the six months ended June 30, 2016, the Company received additional loans under the promissory note of $15,000 (2015 - $50,000), accrued $20,483 (2015 - $14,806) of interest and reclassified $20,483 (2015 - $14,806) of interest into principal. As at June 30, 2016, the Company owes $360,596 (December 31, 2015 - $325,113) in principal. As at June 30, 2016, if the $360,596 balance of the note were converted at the current conversion price, the Company would be required to issue 120,198,667 potentially dilutive shares.

On December 31, 2013, the Company entered into a demand convertible promissory note with TriNexus, Inc, a related party, for a principal balance of $140,371, which bears interest at 12% per annum and is due on demand. The note may be converted into common stock at the lesser of (i) $0.003 per share, or (ii) at a 75% discount to the previous day’s closing bid price immediately prior to the delivery of the conversion notice (the conversion price). On January 1, 2014, the promissory note was amended to include accrued interest in the principal balance of the note. Pursuant to the amendment, the Company will reclassify all accrued interest into principal at the end of each period. During the six months ended June 30, 2016, the Company accrued $15,057 (2015 - $13,303) of interest and reclassified $15,057 (2015 - $13,303) of interest into principal. As at June 30, 2016, the Company owes $262,980 (December 31, 2015 - $247,923) in principal. As at June 30, 2016, if the $262,980 balance of the note were converted at the current conversion price, the Company would be required to issue 87,660,000 potentially dilutive shares.

Principal Shareholders, page 21

5. We note your revised disclosure regarding Mr. Meadow’s beneficial ownership in your company due to his convertible note. Please revise your prospectus summary section to include a brief description of Mr. Meadow’s note, the number of shares he will hold if he converts his notes at the current conversion price and the potential change in control.

In response to the above, we included the disclosure regarding the Roy Meadows potentially dilutive shares and referred the user to the Certain Relationships and Related Transaction section for details on the convertible debt. See below for the adjustments to the prospectus summary section.

Number of shares outstanding before the Offering:

As of October 12, 2016 we had 30,000,100 shares of our common stock issued and outstanding, and convertible debt, including accrued interest, totaling $713,333 convertible into common stock at the lesser of (i) $.003 per share, or (ii) at a 75% discount to the previous day’s closing bid price immediately prior to the delivery of the conversion notice. One of our noteholders, Roy Meadows, if he converted into common stock at the current conversion price, would potentially own 120,198,667 shares of common stock resulting in a change in control of the registrant. However, the convertible debts contain a conversion limitation clause restricting the amount of common stock the Holder can own after conversion to an amount not exceeding 9.9% of the Company’s outstanding common stock. The conversion limitation clause may be revoked upon sixty-one (61) days prior notice from the Holder to the Company. Refer to the Certain Relationships and Related Transaction section for more details about the convertible debt.

Very truly yours,

/s/ Donna Rayburn

Donna Rayburn

President

Markham Woods Press Publishing Co., Inc.

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